

HR Ratings® | Credit Rating Agency

Code of Conduct

March 2017[1]

This manual is the sole property of HR Ratings.



[1] The modifications and/or additions to this Code of Conduct, in terms of the November 2015 version, will take effect on April 3, 2017.



Credit
Rating
Agency

CONTENTS



Perito Traductor
Ma. Elena Cruces B.



Credit
Rating
Agency





I. Purpose

This manual sets the minimum standards of conduct and professional practice for all employees, management, shareholders and board members of HR Ratings de México, S.A. de C.V. or any of its affiliates, subsidiaries, representation offices, or branches established in any country (hereafter, "HR Ratings" or the "Agency"), to ensure that all such persons comply with the highest ethical standards of justice, honesty, integrity and objectivity in both their relationships with the Agency's clients and vendors and within the Agency itself.

This Code of Conduct is based on the "Fundamental Principles of Conduct for Ratings Agencies" published by the International Organization of Securities Commissions (IOSCO), containing international principles to ensure the transparency and reliability of the rating process, and also the guidelines set by the Mexican Banking and Securities Commission (CNBV) in the "Provisions applicable to securities rating agencies" (the Provisions) and other provisions applicable in the country where HR Ratings operates.

It is the responsibility of Agency employees, management, board members and shareholders to read this Code of Conduct carefully so as to fully understand its content. To ensure this, the Agency will hold an electronically signed copy of this Code of Conduct for each of the persons previously mentioned, who will electronically sign same every six months or when any change is made to this document.

Any violation of the guidelines contained in this Code will be evaluated to determine its gravity and corresponding sanctions, which range from verbal or written warnings to dismissal.

HR Ratings will not, under any circumstance, waive the application of any of the provisions and policies contained in this Code of Conduct.



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO ESTADOS UNIDOS MEXICANOS · MEXICO ·

Perito Traductor



Credit Rating Agency

II. General principles

- HR Ratings maintains as a fundamental principle that its activities will be conducted in strict adherence of the law and other applicable regulations, according to healthy market practices and is held to the highest standards of justice, honesty, integrity and objectivity.

- The operation of HR Ratings is governed by this "Code of Conduct", the " Operating Manual" the "Internal Control Manual", the "General Operations Plan", the "Human Resources and Material Resources Manual", the "Administrative Protocol" and the "Technological Infrastructure Protocol" (jointly, the "company rules"), and also by the Agency's rating methodologies and the regulations applicable to securities rating agencies.

  The Agency's company rules are prepared by the Agency's Regulatory Committee and approved by the Board of Directors.

- HR Ratings posts this Code of Conduct for the public on its website free of charge, updating this Code as approved by the Agency's Board of Directors. HR Ratings will release any changes to this Code of Conduct by this same means.

- The Compliance Officer will be responsible for overseeing compliance with the company rules and other regulations applicable to HR Ratings, in its capacity as a securities rating agency, by the Agency, its shareholders, board members, management and other employees.

  The Compliance Department will conduct, at least once a year, reviews of HR Ratings operative employees to verify the knowledge of said employees of the company rules and the regulations applicable to HR Ratings as a rating agency.

  Operative employees do not include drivers, messengers, receptionists or cleaning and maintenance personnel.



TRIBUNAL SUPERIOR DE JUSTICIA DEL D. ESTADOS UNIDOS MEXICANOS · MEXICO ·

Perito Traductor
Ma. Elena Cruces R.

 Credit
Rating
Agency

- The Compliance Officer will determine the sanctions to be levied on those employees, management, shareholders, or board members found to be in violation of the company rules and other regulations applicable to HR Ratings.

    The sanctions for serious violations of the company rules will be imposed by the Compliance Officer, jointly with the Risk Officer, on hearing the opinion of the independent Board Members.

III. Quality in the provision of rating services

HR Ratings will take the following actions to ensure the quality of the service provided to the client before and during the rating process is in accordance with healthy market practices and uses. The term "client" to refer to any entity, issuer or third party that requests or is subject to rating.

The company policies outlined in Appendix A of the HR Ratings Operations Manual will be followed when the rating has been requested by a third party other than the entity or issuer to be rated.

HR Ratings may issue unsolicited ratings, for which the Agency will receive no payment or sign any service contract, engagement letter or legal instrument. Unsolicited ratings will be prepared according to the same methodologies as requested ratings and will follow the same rating process, accordingly. The Agency is not be obliged to monitor or follow-up on this type of rating and may withdraw an unsolicited rating at any time.

- Prior to the provision of the service, HR Ratings will provide, through the Business Development Department, this Code of Conduct to the client with the indication that both this document and the Agency's methodologies and rating scales are available for consultation on the HR Ratings website.

    In addition, the same Department will provide the client or the person that requested the rating with the rates or fees the Agency charges for its services.



Perito Traductor
Page Elena Cruces Bi



Credit Rating Agency

- HR Ratings will provide the client with a detailed explanation of the methodologies that will be applied during the rating process in question and will receive any questions or comments the client may have in this respect, at any time during the rating process, through the Chief Credit Officer, the Chief Operating Officer, or the head of the department corresponding.

- HR Ratings, through the Compliance Officer, will respond in detail, on request from the client, to any concern the client may have regarding the application or interpretation of this Code of Conduct.

- HR Ratings will inform the client, through the service contract, the manner and frequency the client will be expected to deliver the information necessary for the Agency to perform the corresponding analysis and assign a rating.

- HR Ratings will perform the analysis for the assignment of a rating based on the information provided by the client, and also on available public information, in strict adherence of the methodologies and models reviewed and approved by the Agency's Methodology Committee, approved by the Board of Directors, and the rating procedure provided in the Agency's Operations Manual.

  In the event the corresponding analysis should deviate in any manner from the rating methodologies, such a situation will be expressed in a technical note explaining the reasons for said deviation, which will be presented to the Agency's Analysis Committee. This note will be added to the client's file.

- When the business involves clients or operations that are significantly different from those usually rated by HR Ratings, or in the case of exotic or special entities, offerings, or instruments, the Chief Operating Officer will analyze, together with the Chief Credit Officer and the Risk Officer, the feasibility of the Agency being able to perform the corresponding analysis. To this effect, it must be determined the Agency has sufficient capacity, access to the information necessary and sufficient resources to carry out this type of rating.

  If this is not feasible, the rating process will be suspended and the client informed of the situation.



Perito Traductor
Ma. Elena Cruces R.



HR Ratings® | Credit Rating Agency

- HR Ratings will not consider ratings given by other ratings agencies for the underlying assets, when said rating fails to meet the minimum requirements to be used according to the applicable Agency's methodology.

- HR Ratings will ensure the structure and voting process of the Analysis Committee adheres to the policies and guidelines approved by the Board of Directors to this effect, as contained in the Agency's Operations Manual.

- HR Ratings will perform, through its independent board members or the person designated by same, statistical analyses so as to evaluate the accuracy of the methodologies and processes used for the study, analysis, opinion, evaluation and report on the credit quality, and also to determine whether the work of the technical personnel that applied the rating methodologies needs to be reviewed.

  These analyses will be performed at least annually according to the following:

  - Information will be gathered from the Agency's electronic system for the control and surveillance of the Agency's affairs regarding the provision of the ratings services.

  - Transition matrices are prepared based on the information gathered from this system; these being tools to evaluate the accuracy and stability of the ratings the Agency assigns. These matrices reflect the degree of correctness of the ratings given in the short, medium and long term. A quality expected by HR Ratings for the ratings assigned is that these be stable over time and, therefore, have a low probability of experiencing significant change in a short period of time. Therefore, the transition matrices constitute effective tools for verifying the quality and effectiveness of the rating methodologies the Agency uses to assign ratings and also to determine whether the work of the technical personnel that applied the rating methodologies needs to be reviewed. In addition, the transition matrices constitute a tool to verify that the relative degree of risk assigned to the Agency's ratings is unified for the different types of assets.



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO FEDERAL · MEXICO · ESTADOS UNIDOS MEXICANOS

Perito Traductor
Ma. Elena Cruces R.


The transition matrices are prepared according to the terms provided in **Appendix 1** to this Code of Conduct and in accordance with the special requirements outlined in the regulations for the country where HR Ratings is authorized, recognized, or certified to operate as a rating agency.

The transition matrices are published annually through the Agency's website for consultation by the market and are made available to any person that presents written request to HR Ratings to this effect.

- HR Ratings will review its rating methodologies and models at least once a year or when the occurrence of any of the following circumstances necessitates these methodologies and models be adjusted:

  o As a result of the statistical analyses prepared by the independent board members, or the person to whom this task is delegated, with regards to the rating methodologies.

  o When there is any amendment of the regulations applicable to securities rating agencies, or to the regulations to which the issuers, entities, or operations rated by the Agency are subject, so as to affect the Agency's rating methodologies or models.

  o On the occurrence of any significant change to the country's economic conditions that could affect the future performance of any issuer, entity, or operation.

  o When in practice, the aptness of the processes and terms established in any rating methodology or model needs to be clarified.

  o When as a result of relevant comments received from market participants regarding the Agency's current methodologies, through the HR Ratings website or by any other means of communication.

The rating methodologies and models will be reviewed at a meeting of the HR Ratings Methodology Committee. The Committee will evaluate the factors that could result in a modification and, accordingly, will propose the relevant modifications, which will be documented in the corresponding minutes.



Perito Traductor
Ma. Elena /Cruces B.



HR Credit Rating Agency

The methodologies and models for rating asset-backed securities will be reviewed at least once a year to ensure these remain pertinent given any relevant changes in the risks associated with these assets.

Once the Methodology Committee has issued its favorable opinion on any modification or addition to the rating methodologies and models, said Committee will proceed to analyze whether the ratings assigned under the previous methodology and model should be reviewed, if the methodology receives final approval; documenting said analysis in the minutes corresponding.

The modifications or additions agreed to by the Methodology Committee will be submitted for the consideration and approval of the Board of Directors, taking into account the procedure contained in section IV.2.2 *"Methodology Committee"* of the HR Ratings General Operations Plan. The documents and information used to approve the methodologies and models will be readily identifiable with indications of the date, the name of the model or methodology, document substituted, when such is the case, and any other information considered relevant to note.

- Once the modifications or additions to a methodology have been published, the Agency will use the new methodology for subsequent rating actions and, accordingly, will inform the public of the potential effects on the ratings that could be impacted by the new methodology, once the 6-month review process has been completed.

  Accordingly, HR Ratings will issue a new rating for the instruments in question, within 6 months from when the new methodology and/or model takes effect.

- HR Ratings will refrain from engaging in the following practices:
  - Conditioning the assignment of a rating or its modification on the client or persons that are members of the same business group, purchasing or contracting any other product or service offered by HR Ratings including pre-credit rating assessment products.

  - Assigning, offering, or threatening to assign a rating applying criteria other than those established in the Agency's Operations Manual and its rating methodologies, based on



Perito Traductor
M. Elena Cruces E.



HR Ratings® | Credit Rating Agency

whether the client, or any of its affiliates, acquires the rating or any other product or service offered by HR Ratings.

- Modifying, offering, or threatening to modify a rating applying criteria other than those established in the Agency's Operations Manual and its rating methodologies for the modification of its ratings, based on whether the client, or any of its affiliates, acquires the rating or any other product or service offered by HR Ratings.

- Assigning, or threatening to assign, a lower rating; lowering or threatening to lower an existing rating; refusing to assign a rating; withdrawing or threatening to withdraw a rating, in the case of an asset-backed offering or instrument, unless the client accepts the condition that a portion or all of the underlying assets are rated by HR Ratings, for an anticompetitive purpose.

- HR Ratings will clearly indicate on all documents made public, such as analysis reports, press releases and rating letters, that the ratings are opinions issued on the behalf of the Agency and not those of the Agency's management or technical personnel; that they are not recommendations to buy, sell, or hold any instrument, or to invest or conduct any type of business; that they may be subject to adjustment at any time, and they are based solely on the characteristics of the entity, offering and/or transaction, independent of any business activity between the ratings agency and the entity or company.

- HR Ratings will monitor the ratings it gives monthly, quarterly, or semiannually, depending on the type of entity, issuer, operation, or instrument and will also perform an annual review, as provided for in the Agency's Operations Manual and per the terms agreed to in the service contract entered into with the client, with the exception of those cases where, on releasing the rating, it is clearly indicated that the Agency will not make any subsequent adjustments.

  Ratings will be reviewed in strict adherence of the rating methodologies and models and also the procedure established in the Agency's Operations Manual.



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO FEDERAL · ESTADOS UNIDOS MEXICANOS · MEXICO

Perito Traductor
Ma. Elena Cruces B.



Credit
Rating
Agency

- HR Ratings will maintain open communication with market participants, through the person or persons designated by the Board of Directors to this effect, to receive and respond to questions, suggestions, or complaints that may be raised by the Board of Directors to improve the design and aptness of HR Ratings' policies.

- Both the Agency, and its employees, management, shareholders and board members will refrain from explicitly or implicitly assuring or guaranteeing a specific rating prior to the corresponding evaluation by the Credit Analysis Committee and the official release of the rating.

- HR Ratings will definitively suspend the rating process:

  o When the complexity of an asset-backed security or a lack of historic information for the underlying assets would affect the credibility of the resulting rating.

  o When the client fails to provide the information requested by the Agency as instructed.

- HR Ratings will structure its analysis team so as to ensure the continuity of each team member in their respective functions, avoiding inconsistencies in the rating process.

- HR Ratings will maintain guidelines and policies for the rotation of the committee members or the analysts responsible for the rating procedures, and also for the gradual introduction of successors to these committees or technical personnel for the same client, and will establish maximum periods of service in each area of responsibility. These guidelines will be approved by the Agency's Board of Directors.

IV. Claims and Complaints

- Persons who have signed a service contract with HR Ratings, users of the ratings the Agency assigns, HR Ratings personnel and the general public may file claims or complaints regarding:

  - The ratings assigned by the Agency and the performance of the technical personnel responsible for preparing and following up on the credit quality reports, including



Perito Traductor
e Elabz0 Crucea B



Credit Rating Agency

adherence to the rating methodologies, during the rating process, which includes the start, determination, maintenance, surveillance, adjustment, or withdrawal of the rating.

- The Agency's rating methodologies and models.

- Failure by HR Ratings or any HR Ratings employee, to comply with the regulations applicable to rating agencies in Mexico, the United States, or in any other country or zone where HR Ratings is registered, authorized or certified to operate as a rating agency.

- Failure by HR Ratings or any HR Ratings employee to comply with the Agency's policies and procedures.

- Claims or complaints may be presented through the "Contact Us" / "Subject: Complaints" section on the HR Ratings website, www.hrratings.com, indicating the name of the complainant, their email address, the company they represent and the subject of the complaint.

- In addition, complaints may be presented anonymously, through the section "Contact Us", in the space "Anonymous Complaints", providing only the details of the complaint.

- Complaints may also be presented in writing directed to the HR Ratings Compliance Officer, with copy to the Chief Operating Officer, the Chief Credit Officer and the Risk Officer, at the following address: Av. Prolongación Paseo de la Reforma # 1015 Torre A Piso 3, Col. Santa Fe, C.P. 01210, México, D.F., or by phone with the Compliance Officer at (+52) 55 15 00 31 30.

- HR Ratings employees who by any means, verbal or written, receive any complaint from a third party, will remit said complaint to the Compliance Department by email to compliance@hrratings.com, with copy to the Chief Credit Officer, the Risk Officer and the Chief Operating Officer.

- In addition, HR Ratings employees will notify the Compliance Officer by email, with copy to the Chief Credit Officer, the Risk Officer and the Chief Operating Officer, when they learn of any complaint against the Agency or its employees received by a third party or mentioned in any newspaper, newscast, or any other mass media.



Perito Traductor
Lic. Elena Cruces B.



HR Ratings® | Credit Rating Agency

- HR Ratings employees will seek the clarification of the Compliance Department in the event they have any question as whether a communication received from a client or media constitutes a complaint, as discussed in this section.
- The Agency will have a system for the control and follow-up of complaints, which will be analyzed and resolved by the Compliance Officer, the Chief Credit Officer, the Chief Operating Officer and the Risk Officer.
- HR Ratings will respond to complaints within 30 business days of being received, provided the complainant has provided their contact details. This without prejudice of the measures implemented internally to prevent similar complaints in the future.
- HR Ratings will analyze anonymous complaints, where contact details have not been provided, and will, where applicable, take the internal measures considered necessary.
- All complaints will be documented in a follow-up log on the Agency's internal electronic system, together with the attention given, both externally and internally, to each.
- Complaints will be handled according to the flow chart contained in **Appendix 2** to this Code of Conduct.

V. Prevention of the misuse of material non-public or confidential information

V.1 Material non-public or confidential information

Material non-public or confidential information will be understood as all information received by HR Ratings from a client or member of the same business group, or from their accountants, attorneys, or other agents, that is visibly classified by the sender as material non-public or confidential, or regarding which the client has requested HR Ratings, in writing, hold confidential.

Material non-public or confidential information does not include that which has been made public through any action not imputable to HR Ratings prior to or at the time of its disclosure to HR Ratings. In addition, material non-public or confidential information will also not include information for which the client has given authorization for its revelation, or that which may be required by any authority.



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO · ESTADOS UNIDOS MEXICANOS · MEXICO

Perito Traductor
Ma. Elena Cruces R.

HR Ratings
Credit Rating Agency

The handling of and treatment given to material non-public or confidential information will be subject to that provided in this Code of Conduct, the Internal Control Manual and the confidentiality agreements entered into between HR Ratings and its clients, HR Ratings and its employees, and HR Ratings and its vendors who may have access to this type of information.

The Compliance Officer will be responsible for overseeing compliance with HR Ratings' policies on the prevention of the misuse of material non-public or confidential information by the Agency's employees, management and board members, for which compliance audits may be performed per the terms laid out in the Internal Control Manual.

V.2 Measures to protect material non-public or confidential information

HR Ratings has established the following policies and mechanisms to ensure material non-public or confidential information provided by its clients is used solely and exclusively for the tasks of the Agency as a rating agency and to prevent the misuse of material non-public or confidential material.

V.2.1 Receiving information

HR Ratings may receive material non-public or confidential information by hand, through any Agency employee authorized to intervene in the matter or who has been designated to this effect, according to that established in the Internal Control and Operations Manuals, provided said information is delivered in a sealed folder marked confidential and with the name of the person to whom the information is directed.

In addition, the Agency will receive confidential information by email marked confidential and directed to any of the persons previously mentioned.

V.2.2 Protection of files and material non-public or confidential information

- All Agency employees and management who handle information provided by clients are obliged to adhere to the policies and guidelines for the handling, protection, access and



Perito Traductor
Elena Cruces



safeguarding of client information and files, as contained in the HR Ratings Internal Control Manual.

- All HR Ratings employees and management will clear their desks of paper at the end of each workday and will shred any unwanted documents containing material non-public or confidential information.
- Agency employees are strictly prohibited from removing client papers or physical files or electronic files, containing material non-public or confidential information, from the Agency's offices.
- In addition, HR Ratings employees are strictly prohibited from transmitting, distributing, or sending information classified for internal use outside the Agency. Information for internal use is information provided by the client or working documents containing material non-public or confidential information.

V.2.3 Access to offices

As an additional measure of protection for client files and material non-public or confidential information, access to HR Ratings' offices will be restricted by electronic cards, therefore clients will be received in meeting rooms located in spaces that are physically separated from the Agency's operation.

VI. Transparency and revelation of information

VI.1 Transparency

- HR Ratings will take the following measures to guarantee the transparency of its activities:
  - Inform its clients, prior to the signing of the service contract, through the Business Development Department, of the current rates or fees for the provision of the rating service. In addition, HR Ratings will inform clients, through this same department of adjustments made to the annual maintenance fees, prior to the payment date for the annual renewal.



Perito Traductor Ma. Elena Cruces R.



Credit Rating Agency

    o   Prior to releasing a rating or modification, whenever feasible, HR Ratings will provide all critical information to the client, and also the principle factors that were taken into account to assign a certain rating. Also, HR Ratings will consider any clarification made by the client that would result in a more accurate rating, in accordance with the procedure established in the Agency's Operations Manual.

        In the event HR Ratings fails to deliver to the client the analysis report, press release, or rating letter prior to the release of a rating, HR Ratings will do so immediately following the release giving the reasons for the delay.

        To the above effect, HR Ratings may publish a rating or its modification without previously informing the client, when there is a relevant event that would directly affect the rating and which must be immediately reported to the market investors, due to the possible risks that said investors could face.

    o   Incorporate into the press release, through which the rating is published, the items indicated in the Agency's Operations Manual, and those mentioned in the Provisions and in legislation applicable to HR Ratings, making an effort to use clear and easily understood language.

    o   On releasing a rating, HR Ratings will not disclose any client non-public or confidential information, when the client has so requested.

    o   Ratings that are not required for securities offerings may be kept private until such time as the client requests their release.

        The obligation to release initial ratings for possible securities offerings applies only to the countries where this is required by law.

- HR Ratings employees, management and board members will refrain from revealing any information related to initial ratings, amended ratings, suspensions, cancellations, and to



Perito Traductor
Página 1Elena Cruz B.



HR Ratings® | Credit Rating Agency

general, any opinion related to the entity, issuer and/or operation in question until such time as the rating is approved by the Credit Analysis Committee and has been released via the corresponding means.

- The inappropriate dissemination within and outside HR Ratings of a pending credit rating action before issuing the credit rating on the Internet or through another readily accessible means is strictly prohibited.

- HR Ratings will publish the following information on its website free of charge and non-selectively:

  - Press releases for the ratings assigned, modifications, or the withdrawal of a rating, and also the decision to suspend the surveillance of a rating, giving the reasons for such action. The foregoing with the exception of private ratings, which will be provided only to the client.

    In addition, HR Ratings will issue a press release on the decision of a client to rescind their service contract, when it is known that such rescission has resulted from a modification to downgrade their rating, the business day following the rescission.

    Press releases will be available on the Agency's website for at least 12 months following their publication.

  - The historic information on the rates for default for each of the rating categories, and also the transition matrices across the ratings given.

  - The methodologies used for the rating of the entities, issuers and/or offerings, and any material change to these documents, and also the rating process.

  - The reason or justification for any modification of the rating methodologies and processes, and the probability the modifications could result in changes to any current ratings.



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO FEDERAL · ESTADOS UNIDOS MEXICANOS · MEXICO

Perito Traductor
Ma. Elena Cruces B.



Credit Rating Agency

o The notice of the existence of any significant error identified in any procedure or methodology that could result in any change to any current rating.

o The comments received from the market, in general, through the HR Ratings website, regarding new methodologies or modifications of methodologies, and also those received related to a current methodology.

The Agency will maintain public the comments received regarding the draft for a new methodology or modification of a methodology for a minimum of 10 calendar days, from the date the corresponding draft is published.

The comments received regarding a current methodology will be maintained on the Agency's website until such time as the methodology in question is modified and the draft is published to receive new comments from the market.

o The surveillance procedures for a rating, the frequency of the reviews, and also the criteria for the withdrawal or suspension of a rating.

o The structure and voting process for the committees that determine the ratings and the surveillance of the same, accordingly.

o The scales, nomenclatures and their definitions, and also the definition of default as agreed to by the Methodology Committee.

o A list of the ratings given to each client issuer from the date of the initial rating action. The foregoing provided the rating has been modified.

o In the event HR Ratings has received income from its clients for services other than the provision of credit ratings, HR Ratings will indicate the portion such revenues represent in terms of the total income received from each client.

o This Code of Conduct and modifications thereof.

o Contact information for:



Perito Traductor
Lic. Elena Cruces R.



Credit
Rating
Agency

- ❑ Any question any market participant may have regarding the rating methodologies.
- ❑ Any question any market participant may have regarding the Agency's company rules.
- ❑ Potential clients and business development.

- ○ The annual report, approved by the Board of Directors, containing relevant information on the activities of HR Ratings, its structure, the ratings given, changes to the Agency's policies, procedures, and other items, the same day as this report is submitted to the Mexican Banking and Securities Commission.

- ○ The powers of the Board of Directors and the Independent Board Members, and also the number of independent board members serving the Agency and a statement that such board members do not meet any of the conditions mentioned in sections I to V of article 26 of the Securities Market Law.

- The Agency will publish the following through the electronic dissemination system of the Mexican Stock Exchange:

- ○ Ratings, and also changes, modifications, or cancellations of ratings, the same day as issued.

- ○ A list of public ratings, and also the deletions, additions and modifications made the previous month, within the first five business days of each month.

- HR Ratings, through the persons so authorized, will provide the Mexican Banking and Securities Commission with the information mentioned in the Tenth and Thirteenth Provisions, within the times and via the electronic systems established by said authority to these effects.

VI.2 Dissemination of information



Perito   Traductor
Elena Cruces R.



HR Ratings®
Credit Rating Agency

To prevent favoritism in both time and quality, ratings and other rating actions, will be released the same day, to both the Mexican Stock Exchange, through the Electronic Sending and Dissemination of Information System (SEDI), to the Mexican Banking Securities Commission through the Securities Information Transfer System (STIV-2), and to the general public through the HR Ratings website and any electronic network, such as Twitter, Bloomberg and Reuters.

VI.3 Communication with the media

- Only persons so authorized by the Agency are permitted to communicate with the media.

- The Chief Credit Officer, and the senior and lead analysts participating in the analysis process for an entity, issuer and/or transaction, may make comments to the media regarding the entities, issuers and/or operations they have rated, provided HR Ratings has released the corresponding rating via the corresponding means.

- In addition, both the Agency's CEO and the Director of Business Development may comment to the media on matters related to their respective areas of authority.

- No Agency employee will publicly contradict the official opinion of the Credit Analysis Committee regarding an entity, issuer and/or operation.

- Any member of management that participates in an interview or has any type of communication with the media will maintain a professional attitude, watching their language and tone, paying particular attention to the adjectives they use. Words like "horrible", "incredible" and "fantastic", or phrases like "the worst" and "the best" must not be used during any contact with the media. The member of management is responsible for setting the bases, topics and conversation rules prior to any radio, television or press interview.

- Employees not authorized by the Agency to exchange communications with the media will refrain from making any comment and if asked by the media, will answer: "I cannot respond to that as I do not have the relevant information".



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO FEDERAL · ESTADOS UNIDOS MEXICANOS · MEXICO

Perito Traductor
Ma. Elena Cruces R.



HR Ratings® | Credit Rating Agency

VI.4 Rumors

HR Ratings employees, management, shareholders and board members are prohibited from starting, circulating, or spreading sensationalistic rumors that could affect the reputation of the Agency or any Agency client.

The sanctions imposed for starting, circulating, or spreading rumors will depend on the impact on the continuity of the Agency's operations, which will be evaluated by the HR Ratings Compliance Officer together with the Risk Officer.

VII. Conflicts of interest

Given the complexity of their work environment and the types of duties they perform, Agency employees and management are exposed to potential conflicts of interest; the term conflict of interest being understood as any situation, usually of a financial or personal nature, that could influence the judgment of an individual and could affect them from making objective, fair and independent decisions.

VII.1 Identifying conflicts of interest

There is a conflict of interest, and therefore the director or analyst(s) involved will not be permitted to participate in or influence the determination of a rating when:

- In the 12 months prior to the start of the rating process, they have served as a board member, management, or employee of the entity or issuer to be rated, or at any entity member of the same business group as the entity or issuer to be rated, or has had any business dealings that could create a conflict of interest with said entities or issuers.

- Their spouse, partner, or any blood relative to the second degree holds any management or senior management position in the entity or issuer to be rated. The familial relationship to the second degree includes the parents, children, grandparents, siblings and grandchildren of the employee.



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO FEDERAL · ESTADOS UNIDOS MEXICANOS · MEXICO ·

Perito Traductor
Ma. Elena Cruces R.



HR Ratings® | Credit Rating Agency

- They engage, or have engaged in, during the 12 months prior to the start of the rating process, any other relationship that could cause a conflict of interest with the issuer and/or offering to be rated or with any entity member of the same business group as the entity or issuer in question.

- They have or are in the process of receiving a loan, credit, good, yield, or the provision of any service from the client on better-than-market conditions, or have engaged in a business relationship with the client beyond an arm's length ordinary course of business.

- They maintain an operation involving the securities of an entity or issuer rated or being rated by HR Ratings.

- They participate in the sale or promotion of an HR Ratings product or service, or they are influenced by sales or commercial considerations.

The Compliance Department will maintain a record on the Agency's internal control system of any person that presents a potential conflict of interest with any entity or issuer rated by HR Ratings. Only the Agency's Chief Executive Officer, Risk Officer, Chief Credit Officer, members of the Operations Department and Compliance Department, and the Agency's senior analysts and lead analysts will have access to these records.

VII.2 Measures to eliminate conflicts of interest

The Agency has established the following measures to prevent employees, management and board members from being exposed to potential conflicts of interest:

VII.2.1 Objectivity, independence and integrity

- The process leading to a credit rating action must be performed in strict adherence of the procedures provided in the Operations Manual and in the rating methodologies and models approved by the Agency's Board of Directors.



MEXICO
Perito Traductor
Cruces R.



HR Ratings®
Credit
Rating
Agency

The Chief Credit Officer will oversee that the individuals participating in the rating process perform the evaluations or corresponding analyses in adherence of the procedures provided in the Agency's Operations Manual and based on the rating methodologies and models applicable.

The foregoing is without prejudice of the ability of the independent members of the Board of Directors to conduct compliance audits on the rating methodologies and models, directly or through the person to whom this task is designated.

The Compliance and Risk Officers may verify, at any time, that compliance is being met with the rating procedure contained in the Agency's Operations Manual.

- The remunerations received by the board members, management and technical personnel involved in the rating process, and all employees in general, are wholly independent from the incomes received by HR Ratings for the ratings given to any particular entity or issuer and/or operation, in accordance with the remuneration policies approved by the HR Ratings Board of Directors, which will be reviewed periodically to ensure the objectivity of the rating process is not compromised.

- At no time will a rating process be halted or eliminated when the rating may cause the entity or issuer, or any investor, the Agency itself, or any other market participant any economic, financial, political, or legal impact, including the rescission of the service contract between HR Ratings and the client.

- The Agency's rating actions will not be affected by the existence or potential existence of a commercial relationship with the client receiving the service, or with other entities members of the same business group, or with any third party.

- HR Ratings will refrain from providing its services when the revenues that would be received from an entity or issuer that intends to contract these services, or from members of the same business group or consortium, would represent ten percent or more of HR Ratings' total revenues received the prior fiscal year.



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO ESTADOS UNIDOS MEXICANOS · MEXICO ·
Perito Traductor
Ma. Elena Cruces R.


Credit
Rating
Agency

HR Ratings will refrain from providing its services to states or municipalities when:

a) The revenues that would be received from each state or municipality would represent five percent or more of HR Ratings' total revenues received the previous year.

b) The sum of the revenues received from a state and its municipalities would represent ten percent or more of HR Ratings' total revenues received the previous year. This condition will only apply when the state acts as guarantor on the operations of the municipalities.

The calculation of the revenues mentioned above will consider all the revenues that HR Ratings would receive from said states or municipalities, including those for services that would assess the credit quality of securities issued by trusts on which the state or municipality is the settlor.

- HR Ratings employees are prohibited from making recommendations or proposals concerning securities offerings for which the Agency provides its rating services.

- In addition, HR Ratings employees are strictly prohibited from making recommendations to entities, issuers, structuring agents, placement agents, or any other participant in the offering, in relation to the legal, corporate, or financial structure and activities of the entity or issuer for which HR Ratings provides its rating services.

VII.2.2 Division of functions and duties

HR Ratings will maintain a policy of dividing functions and duties to ensure that personnel responsible for preparing the studies for the assignment of ratings are completely separated from any activity related to the promotion and sale of the services HR Ratings provides and the processing of the fees and charges the Agency collects for these services.



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Sra. Elena Cruces R.



Credit Rating Agency

In addition, HR Ratings will ensure the areas responsible for administrative matters and for the Agency's business relationships have no involvement in the rating process for client entities, issuers and/or transactions, and do not have access to client information or files.

This policy on the division of duties, reporting lines, oversight, and remuneration structure is described in the HR Ratings Internal Control Manual.

Any analyst that receives information from a client, an Agency employee or any third party, in relation to the service contract signed between HR Ratings and the client in question, containing the Agency's fees or any sales or commercial information, will inform the sender that information of this nature must be addressed exclusively with the Agency's Business Development or Administrative Departments. In addition, the employee will send a copy of their response to the Compliance Department at compliance@hrratings.com, which will document this type of situation and, accordingly, the Compliance Officer, with the Agency's CEO and Risk Officer, will take any measures necessary.

In such circumstance, it will be determined whether the sales or commercial information in question has influenced the analyst. If this is found to be the case, the measures discussed in Section VII.4 *Handling Conflicts of Interest* will be applied.

Additionally, if any Business Development Department personnel, or the Agency's CEO, receives information from any HR Ratings client that would be relevant to the analysis process, they will remind the client, in writing, that information of this nature must be sent exclusively to the analysis team assigned to them. In addition, the employee will send a copy of their response to the Compliance Department at compliance@hrratings.com, which will document this type of situation, and where warranted, take any measures necessary.

The Compliance Department will document occurrences of the situations described above in their records.



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO
ESTADOS UNIDOS MEXICANOS
MEXICO
Perito Traductor
Ma. Elena Cruces R.



HR Ratings® | Credit Rating Agency

VII.2.3 Securities Transactions

"Securities Transactions" are those operated directly or indirectly[2] involving:

a) Securities[3] registered in the National Securities Registry (Registry)

b) Certificates of deposit, commonly known as "American Depositary Receipts" (ADRs) or similar instruments on foreign markets, representing the Securities mentioned in the previous point, or similar or analogous instruments.

c) Derivative financial instruments, provided their underlying assets are registered Securities.

d) Bank securities representing debt on a term equal to or less than one year serviced by a bank.

The following investments are not considered Securities Transactions:

a) Shares in mutual funds.
b) Securities issued by the federal government.
c) Indexed trust certificates (representing rights on securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters)
d) Certificates referring to a group or basket of shares or price indexes.

The following persons are prohibited from operating or maintaining Securities Transactions involving any entity or issuer that is a client of HR Ratings:

- HR Ratings, as a legal entity;
- Analysts that participate in the rating process of the entity or issuer;



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO FEDERAL
ESTADOS UNIDOS MEXICANOS
MEXICO

[2] An indirect transaction is one operated by an HR Ratings employee or board member through a company in which the employee or board members holds control, per the terms of article 2 of the Securities Market Law.
[3] Securities: shares, interests, obligations, notes, options, certificates, promissory notes, bills of exchange and other negotiable instruments, registered or not, that can be traded on the securities markets, which are issued in series or en masse and represent the equity of an entity, a factoring party on an asset, or interest in a collective loan or any individual credit right under the terms of the local and foreign laws applicable.

Perito Traductor
Ma. Elena Cruces R.



**Credit
Rating
Agency**

- Members of the Credit Analysis Committee that participate in the rating of the entity or issuer, and
- Persons who because of their duties may have access to privileged information, per the terms of section VII.2.4 of this Code of Conduct.

All new Agency employees or Board Members will present, on their start or appointment date, using the form contained in **Appendix 3** *"Securities Transactions Report"* to this Code of Conduct, a statement of the Securities Transactions they hold directly or indirectly in any entity or issuer rated by HR Ratings; and also those of their spouse, partner, or minor-aged children.

In addition, all Agency Board Members and employees who operate a Securities Transaction with any entity or issuer rated by HR Ratings will notify the Compliance Officer using the form contained in **Appendix 3** *"Securities Transactions Report"* hereto, within 10 business days following the operation of the Transaction in question.

The foregoing notwithstanding, all Agency employees and board members must complete and submit **Appendix 3** every six months. The semiannual endorsement will indicate all securities transactions operated by the employee or board member to date, regardless whether these have been previously reported.

Term renewable certificates for bank securities representing debt on a term equal to or less than one year serviced by a bank rated by HR Ratings, must be reported once only indicating this characteristic in the report.

The corresponding bank or securities account statement will be appended to the securities transactions report. This statement will be dated no more than three months prior and will indicate the securities transactions operated. The employee or board member may delete the information not relevant to the operation reported.



HR Ratings will maintain on the Agency's electronic system a list of the entities or issuers rated by HR Ratings and which are public (the "Public Ratings List") for HR Ratings employees and

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M. Elena Cruces R.



Credit
Rating
Agency

board members to consult in order to meet compliance with this section. All Agency employees and board members will have access to this list.

In addition, the Agency will maintain a list of entities or issuers who request privacy or whose initial rating process has been completed, but their rating has not yet been released (the "Private Ratings List"), to which only the Agency Chief Executive Officer, the members of the Compliance, Risk and Operations Departments, the members of the Business Development Department, the senior analysts and the members of the Board of Directors will have access.

Both client lists will be maintained current on the Agency's electronic system. This system will send biweekly updates of the private ratings list or notifications of newly added clients to the Compliance, Risk and Operations Departments and also to the senior analysts and members of the Board of Directors.

HR Ratings, through the Compliance Department, will take the measures necessary to ensure that Securities Transactions by members of the Board of Directors, management, the technical personnel responsible for the preparation of reports on and the subsequent surveillance of, the credit quality of securities or clients of the rating agency, and employees in general, do not generate any conflict of interest.

The limitations on Securities Transactions laid out in this section and the disclosure of these will apply equally to Transactions operated by the spouse, partner, or minor aged children of the credit analysis management or technical personnel involved in the rating process.

For the purposes of the previous paragraph, HR Ratings employees, management and board members will make every effort to inform themselves of securities transactions operated by their spouse, partner and/or minor aged children. No bank or securities account statement will required for these transactions.

VII.2.4 ˙ Use of privileged information

HR Ratings board members, management and employees are strictly prohibited from:



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Lic. Elena Cruces B.



- Obtaining any benefit from any Securities Transaction gained from the use of privileged information obtained from having participated in the rating process for these securities, or in the course of their duties.

- Providing or transmitting privileged information to other persons, being required to meet compliance with that established in the HR Ratings Internal Control Manual for the handling of non-public or confidential information.

- Issuing recommendations on any securities or negotiable instruments, the price or quote for which could be influenced by the use of privileged information.

Privileged information is knowledge of relevant events that have not been disclosed to the public by any issuer through the market on which their securities are traded.

For the purposes of this section, a relevant event is any fact, act, or occurrence, of any nature, that could or would influence the prices of registered securities.

It is not necessary that the person know all the details of the relevant event to be considered to have privileged information, provided the part to which they have access could influence the price or quote of an issuer's securities.

The Compliance Department will be responsible for monitoring the policies on securities transactions and the use of privileged information.

Any improper use of privileged information will be considered a very serious fault that will be sanctioned according to the criteria established in **Appendix 15** to this Code of Conduct.

VII.2.5 Loans, credits, acquisition of goods, services and yields

Management and technical personnel that have or are in the process of receiving a loan, credit, good, yield, or the provision of any service from a client or who engage in a business relationship with a client beyond an arm's length ordinary course of business will not participate



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Ma. Elena Cruces R.



HR Ratings® | Credit Rating Agency

in the rating process involving said client, when the loan, credit, good, yield, service, or business relationships has been or will be obtained on better-than-market conditions.

The persons mentioned in the previous paragraph will be obliged to report the loans, credits, goods, yields, or services, or any business relationship, they have or are in the process of obtaining from a client prior to starting any participation in the rating process involving such client, when the loan, credit, good, yield, or service, or business relationship, was obtained or will be obtained on better-than-market conditions. Loans, credits, goods, yields, or services, or business relationships, will be reported to the Compliance Officer using the form contained in **Appendix 4** to this Code of Conduct.

The above notwithstanding, all Agency analysts will endorse **Appendix 4** every six months. The semiannual endorsement will indicate all loans, credits, goods, yields, services, or business relationships the analyst maintains to date, beyond arm's length ordinary course of business, regardless whether these have been previously reported.

VII.2.6   Gifts, entertainment and preferential treatment

- The Agency, its employees, management and board members are prohibited from:

  - Giving or receiving from any employee of any financial authority, political party, or any government or state-involved institution, any gift, compensation, gratification, or entertainment. Any event of this nature may give cause for dismissal.

    The use of Agency or personal resources to make illicit payments to persons or organizations for the purpose of doing business or influencing their policies or decisions is strictly prohibited.

  - Soliciting or receiving directly or through another person, remunerations, goods and/or services, including entertainment, and also donations from persons with which HR Ratings holds business relationships or who hold an interest in the transaction in question.



Perito Traductor
Ma. Elena Cruces B.


Credit
Rating
Agency

The Agency, its employees, management and board members are only permitted to accept or receive from any person with which HR Ratings holds a business relationship, or from any of their employees, goods, other than cash, whose value does not exceed US$25 (twenty-five US dollars).

- o Receiving remunerations, goods, donations, gifts, or gratifications from any employee of any third party, when said gifts are given with the intention of influencing the decision on any rating action in which the Agency is involved.

- In the event any entity or issuer with which HR Ratings holds a business or services relationship, or any employee of same or of any financial authority, political party, or government or state-involved institution solicits or offers Agency technical or management personnel, or any other employee, explicitly or implicitly, any type of remuneration, goods, donation, gift, gratification, or entertainment, the person in question will report this to the Compliance Officer immediately, in writing, regardless whether they have accepted the item or not.

The respective report will indicate the characteristics of the goods, donation, gift, gratification, or entertainment offered, the date of delivery, and also the type of relationship with the entity or issuer, authority, or political party involved. Gifts offered will be reported using the form contained in **Appendix 5** to this Code of Conduct.

- Any offering that would lead to a conflict of interest for the Agency or would violate HR Ratings' standards of ethics, the entity, issuer, or person in question will be asked, in writing, by the Business Development Department, to terminate the business relationship informing them of the reasons for this action.

VII.2.7 Post-employment activities of management and technical personnel

VII.2.7.1. Post-employment follow-up



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Elena Graces



- HR Ratings will make every effort to inform itself of the future employment of any employee that may have participated in the Agency's rating processes so as to inform the Securities and Exchange Commission to this effect, in the event that within 5 years from the end of their service with HR Ratings, the former employee enters the employ of an entity, issuer, underwriter or structuring agent for a security or financial instrument rated by HR Ratings, provided the former employee has held a management position in the Agency or has been an analyst participating, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of the structuring agent.

- The policies for following up on the future employment of former HR Ratings employees are contained in the Agency's Administrative and Human Resources and Material Resources Manual.

VII.2.7.2   Back review of the former employee

- When any credit management personnel or analyst terminates their employment with HR Ratings and takes a position with an issuer or entity rated by the Agency, when the analyst in question has participated in the rating process, as Credit Officer, Lead Analyst, or part of the analysis team, or with a structuring agent for a security, instrument, or operation in whose rating process such person has participated, HR Ratings will take the following measures:

  - On learning of the former employee entering the employ of the entity, issuer, or structuring agent, HR Ratings will review the ratings given to said entity over the 12 months prior to the last rating action by HR Ratings on the entity, issuer, underwriter or structuring agent.

    The Risk Officer will perform this review, with the support of the previous immediate supervisor of the analyst in question.



Perito   Traductor
No. Elena Cruces B/



**Credit
Rating
Agency**

The review will take into account:

- o Emails between the analyst and the client, and other emails
- o Credit Analysis Committee minutes and overall compliance with the policies contained in the Agency's Operations Manual, to verify the client has not received special treatment on questions such as: quorum and voting of the Analysis Committee, time to present objection, delays in releases, etc.
- o The composition of the client's file.
- o The rating.
- o The ratings in which the analyst has participated during the 12 months prior to the termination of their employment with HR Ratings in relation to the entity, issuer or structuring agent where the former employee has taken a position will be reviewed to verify these adhere to the Agency's rating methodologies and models applicable.

- If any elements are detected that would presume the rating or ratings had been influenced by a conflict of interest or that these had not been assigned correctly, the Risk Officer will report such situation immediately to the Agency's Compliance Officer and the COO, and the latter will be asked to open a re-rating process according to the procedure contained in the HR Ratings Operations Manual for the assignment of the ratings.

In this case, HR Ratings will publish the change of rating or the confirmation of the rating, according, within fifteen calendar days following the date on which it was found that the rating could have been influenced by a conflict of interest.

If the change of rating or the confirmation of the rating is not published within the time indicated in the previous paragraph, HR Ratings will publish a press release indicating that the rating is under review or observation as



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Ma. Elena Cruces Ij

evidence was found that the rating could have been influenced by a conflict of interest.

- The review outlined in this section will not be required when the former analyst for HR Ratings takes a position with the entity, issuer, or structuring agent in question more than one year after leaving HR Ratings.

The flow chart provided in **Appendix 6** hereto will be taken into account in reference to section VII.2.7 of this Code of Conduct.

VII.3 Disclosure of conflicts of interest

- All HR Ratings employees, management and board members are obliged to disclose to the Compliance Officer, in writing, any personal or financial relationship, either their own or that of any other employee of which they have knowledge, that could generate a conflict of interest regarding any entity, issuer and/or operation.

- The disclosure of conflicts of interest must be clear, transparent and complete in all cases. To this effect, all HR Ratings employees, management and board members will follow the procedures for identifying, handling and disclosing any potential conflict of interest as laid out in this Code of Conduct.

- In the event any employee, management, or board member fails to disclose any situation that could generate a conflict of interest in a timely manner, or attempts to hide any such situation, the Compliance Officer, together with the Agency's CEO and Risk Officer, will analyze the case and determine the measures and/or sanctions to be levied, as per the terms of section XII in this Code, considering the impact on the continuity of the operations of HR Ratings.

  Conflicts of interest must be disclosed using the form contained in **Appendix 7** to this Code of Conduct.



Perito Traductor
Ma. Elena Cruces B.



HR Ratings® | Credit Rating Agency

- In addition, Agency employees, management and board members will use the form contained in **Appendix 8** to this Code in the event their spouse, partner, or any blood relative to the second degree holds any management or senior management position in any entity or issuer rated by HR Ratings. The familial relationship to the second degree includes the parents, children, grandparents, siblings and grandchildren of the employee.

  The foregoing notwithstanding, all Agency employees and board members will sign this form every six months, indicating the positions held by their spouse, partner, or any blood relative to the second degree in any entity or issuer rated by HR Ratings.

  For the purposes of the above, HR Ratings employees, management and board members will make every effort to inform themselves of the employment status of their spouse, partner or blood relatives to the second degree.

VII.4 Handling conflicts of interest

- The Compliance Officer, together with the Agency's CEO and Risk Officer, and where necessary, a legal advisor, will discuss and analyze real and potential conflicts of interest to determine the appropriate measures to be taken to handle such conflicts, which may include:

  - Prohibiting the individual involved in the conflict or potential conflict from participating in any manner in the analysis process for the entity, issuer and/or operation with which they have the conflict of interest, until such time as the conflict is resolved or confirmed; designating a different person to take their place in the analysis process.

  - Suspending the person's access to all non-public or confidential information for the entity or issuer with which they have the conflict of interest.

  The above is without prejudice of any sanctions that may be applicable.

- The opinion of the independent members of the Board of Directors will be heard on potential or real conflicts of interest of greater importance.



Perito Traductor



Credit Rating Agency

- When the Chief Operating Officer presents a conflict of interest in terms of their participation in the analysis process for the entity, issuer and/or operation, they will be substituted by the Chief Credit Officer. Similarly, when the Chief Credit Officer presents the conflict of interest, they will be substituted by the Chief Operating Officer.

  In addition, when a Department head presents a conflict of interest in terms of their participation in the analysis process for the entity, issuer and/or operation, they will be substituted by the Chief Credit Officer.

- In the event any employee involved in the analysis process already holds an investment or loan prior to HR Ratings signing any service contract, which could cause a conflict of interest, such personnel will refrain from participating in said analysis process or they will disinvest from the securities involved.

- When any of the three people authorized to resolve potential conflicts of interest - the Compliance Officer, Risk Officer and the Agency's CEO - present any potential conflict of interest themselves, such situation will be assessed by the other two persons and they will take the necessary measures.

- The Agency will refrain from entering into the service contract for rating services with any entity, issuer and/or operation when any Agency board member, or management involved in the rating process holds a conflict of interest with the entity, issuer and/or operation, or the proper measures are taken to eliminate the conflict of interest.

  In addition, the Agency will refrain from entering into service contracts for rating services with entities or issuers that directly or indirectly hold interest in the equity of HR Ratings, unless such interest represents less than 5 percent of the ratings agency's equity.

- The Compliance Officer, with the support of the Chief Operating Officer and the Risk Officer, will ensure all HR Ratings employees and board members adhere to the policies laid out in



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Ma. Elena Cruces B.

this Code of Conduct regarding the identification, handling and disclosure of conflicts of interest.

<u>Potential conflicts of interest will be handled according to the flow chart contained in **Appendix 9** to this Code of Conduct.</u>

Any relevant modification of the policies on the identification and handling of conflicts of interest, contained in this section, must be reported to the Securities and Exchange Commission via annexes 6 and 7 of the NRSRO form, upon taking effect.

VIII. Technical quality and upstanding character

- The employees and management personnel involved in the rating process for entities, issuers and/or operations will have experience and expertise in financial matters and credit analysis, as established in **Appendix 10** to this Code of Conduct.

  The Senior Analyst on the rating process for an entity, issuer, or transaction must have at least three years experience in credit analysis.

  HR Ratings will conduct, through the Risk Officer, at least once a year, evaluations to determine the knowledge of the analysts in terms of the procedures and rating methodologies of the Agency they use to determine ratings, in the classes or sub-classes of credit ratings in which each analyst participates.

- Employees and management participating in rating processes will also accredit their upstanding character to be able to perform their duties with honesty and integrity, as per the terms of the sworn statement contained in **Appendix 11** hereto, which must be delivered to the Compliance Officer and confirmed every six months.

  Persons who have been convicted of a felony or any property offense punishable by prison will not be permitted to participate in the rating process.



Perito Traductor
Ma. Elena Cruces B.



HR Ratings® | Credit Rating Agency

IX. Outside activities

- It is strictly prohibited to engage in any activity outside the Agency that could interfere with or create conflict with the interests of the Agency.

- All new Agency personnel will present, on their start date and using the form contained in **Appendix 12** to this Code of Conduct, a statement of all positions they hold with any company or entity.

  The above notwithstanding, all Agency employees, management and board members must sign **Appendix 12** every six months.

- Agency employees and management will obtain the approval of the Compliance Officer, using the form contained in **Appendix 13** to this Code of Conduct, to:

  - Work as management, employee, board member, or business consultant outside the Agency.
  - Commit to outside activities that could have an impact on the Agency, including:
    - Receiving compensation to serve as administrator, custodian, guarantor, or executor for any person that is not a direct relative of the employee.
    - Acting as representative for any social, political, religious, or business organization.
    - Taking a position as a professor, academic, or researcher.

- Independent board members are required to notify the Compliance Officer of any new employment or position within 10 business days of receiving this employment or position.

  Independent board members will be disqualified from participating in any discussion that could represent a conflict of interest with the ratings the Agency issues.



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO FEDERAL · ESTADOS UNIDOS MEXICANOS · MEXICO ·
Perito Traductor
Ma. Elena Cruces R.



HR Ratings® | Credit Rating Agency

X. Conduct

- All HR Ratings employees, management, shareholders and board members are responsible for being familiar and complying with the Agency's company rules, and also with the laws, bulletins and other provisions that govern securities rating agencies, receiving different types of sanctions in the event of their violation.

- The persons mentioned in the previous paragraph will refrain from any action, either in or outside the Agency, that could damage its reputation or that of clients, companies, political parties, or any type of public or private organization.

X.1 Professional conduct

- The Agency will not tolerate any illegal, indecent, or violent act or conduct by any HR Ratings employee, management, shareholder, or board member, or any such act or conduct that would go against the Agency's ethical and professional standards, so as to negatively impact the work environment or damage the Agency's reputation or image.

- Expressed opinions that could damage the reputation of third parties, such as companies, political parties, or any type of public or private organization are also not permitted.

That stated in the two previous paragraphs includes any act or statement, verbal or written, made in public, in the media, on social networks, or at public or private events.

X.2 Respect

- The Agency will not tolerate any of the following conduct between colleagues:
    - Any act of discrimination based on race, color, religion, gender, age, nationality, social status, disability, marital status, or sexual preference.



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Ma. Elena Cruces R.


- Offensive verbal, physical, or visual behavior so as to create an intimidating, offensive, or hostile environment in the workplace.

- The harassment of one employee by another, regardless of their gender or hierarchy, which includes, but is not limited to: unsolicited sexual advances, solicitations of sexual favors or any activity, physical, verbal, or visual, of a sexual nature that would interfere with the individual performing their duties or would alter the environment within the Agency. Employees affected by any of the conduct mentioned previously may report these to the Human Resources and Material Resources Director, who, together with the Agency's CEO, will evaluate the situation and levy the sanctions deemed applicable, depending on the seriousness of the conduct.

  Complaints involving harassment will be investigated as soon as possible with the utmost discretion. In the event the employee affected doesn't feel comfortable discussing the situation with the Human Resources and Material Resources Director, they may present their complaint directly to the Agency CEO.

- In addition, the Agency will respect the intellectual property rights and image of its clients, competitors, or any public figure or third party, strictly prohibiting HR Ratings employees, management and board members from:

  - Making defamatory, degrading, or slanderous statements regarding such persons.

  - The intellectual plagiarism of information, ideas and documents of such persons.

  Agency management personnel will oversee compliance with that stated in this point and in the event any activity is detected in violation of these guidelines, such activity will be reported immediately to the Compliance Officer, who will determine the sanctions to be levied on the person found to be responsible, taking into consideration the impact on the continuity of the operations of HR Ratings. To this effect, the Compliance Officer will hear the opinion of the Risk Officer before imposing the sanction.



Perito Traductor
Ma. Elena Cruces B.

 Credit
Rating
Agency

X.3   Use of illegal substances

The Agency is committed to providing a healthy work environment, free of anything that would put the quality of the products and services the Agency offers at risk. To this effect, HR Ratings employees and management are prohibited from:

- Using, selling, buying, distributing or possessing illegal substances at the Agency's offices.

  Any deterioration in an employee's performance or incident caused due to the use of alcohol or illegal substances must be reported immediately to the Human Resources and Material Resources Director, with copy to the Agency CEO, who jointly will determine the disciplinary measures to be taken.

  Performance problems caused by the use of alcohol or illegal substances will be treated like any other problem related to employee performance in the workplace and may give cause for dismissal.

  Employees that show indications of having problems with drug addiction or alcoholism will be encouraged to seek professional help, ensuring this does not interfere with their work performance.

- Smoking in the workplace, which includes cigars, pipes and other tobacco products.

  Board members, outside advisors, consultants and visitors are also prohibited from smoking at the Agency's offices.

X.4   Use of email, the internet, telephone and other electronic means of communication

- The telephone networks, computers, Internet and email are considered Agency assets and must be used by HR Ratings personnel for their assigned tasks. All telephone communications, and also any information transmitted, received or stored on communication media is and will, at all times, be the property of the Agency. The personal use of the




Credit
Rating
Agency

communication systems must be occasional and not interfere with the responsibilities of the employee or compromise the security of the Agency.

- The Human Resources and Material Resources Department and/or the Compliance Department may randomly monitor the use of communication media by any employee to ensure these systems are being used solely for business purposes.

- HR Ratings employees are strictly prohibited from:

  o Sending or saving any message that is abusive, insulting, obscene, inappropriate, or unprofessional, such as:

    ❑ Messages that may be considered discriminatory based on gender, color, religion, age, nationality, disability, marital status, or sexual preference.
    ❑ Messages that may be considered defamatory against any particular person.
    ❑ Messages that offend any person or would cause moral damages.
    ❑ Messages that would cause physical damage to the work tools.
    ❑ Messages that focus on political or religious proselytizing, self-promotion or third party promotion.
    ❑ Messages that could damage the image or reputation of HR Ratings or any HR Ratings client.

  o Posting any type of communication on social media mentioning HR Ratings activities is also strictly prohibited.

  Only Operations Department personnel may use Twitter, or any other social media the Agency authorizes, to announce rating actions by HR Ratings and other information of interest to the market.

  Revealing any information related to the rating process for an entity, issuer or transaction is prohibited until the rating has been released to the public, through the media indicated in Appendix E of the HR Ratings Operations Manual.



Perito Traductor
Elena Cruces B.



**Credit
Rating
Agency**

Compliance Department personnel may have access to the social media on which the Agency posts news, to verify there has been no violation of the social media policy.

- o Listening to music or watching videos online.

The Agency will maintain the technological controls necessary to ensure the correct employee usage of the internet and other means of communication. This includes blocking personal email and/or internet sites that could present a risk to the Agency's technological infrastructure or which could lead to an information leak.

These controls do not affect the sanctions that may be applied on the violation of the policies contained in this section.

XI. Material violations of the law

In the event any employee of HR Ratings, or any of its affiliates, subsidiaries, or branch offices established in any country, receives notice from a third party regarding an alleged material violation of the law by any entity or issuer rated by HR Ratings, such situation will be reported to the Compliance Officer at the following address:

> HR Ratings de México, S.A. de C.V.
> Av. Prolongación Paseo de la Reforma #1015 Torre A Piso 3,
> Col. Santa Fe, Del. Álvaro Obregón, C.P. 01210, México, D.F.
> Phone: (55) 15 00 07 61
> compliance@hrratings.com

These types of notices may be presented confidentially or anonymously and, accordingly, will be investigated according to the regulations applicable to securities rating agencies in the country in question. HR Ratings will not be obliged to verify the certainty of the information provided by the third party regarding the alleged violation of the law. Notices that, at the discretion of HR Ratings, may constitute a material violation of the law by an issuer rated by the rating agency will be reported to the authority, as required by local legislation applicable to HR Ratings.



Perito Traductor
Ma. Elena Cruces E.

HR Ratings® | Credit Rating Agency

To continue, in the event the Compliance Officer, in the course of their duties, detects any fault or serious violation of the HR Ratings guidelines, policies and/or control mechanisms that in their opinion could constitute a violation of the Securities Market Law, the Compliance Officer will report such situation to the Mexican Banking and Securities Commission within two business days.

XII. Applicable Sanctions

- Any violation of this Code of Conduct, the Operations Manual, Internal Control Manual, General Operations Plan, Human Resources and Material Resources Manual, the Administrative Protocol and/or the Technological Infrastructure Protocol may lead to administrative, civil, labor and/or criminal action being taken.

- All HR Ratings employees, management, or board members will report any illicit or unethical conduct, situation or activity to the Compliance Officer, verbally or in writing, using the form contained in **Appendix 14** to this Code of Conduct, or any such conduct or activity that would violate the principles expressed in the Agency's company rules, on learning of such conduct or activity. In the event the person considers it appropriate, they may report the conduct or activity to the Agency's Chief Executive Officer.

  In addition, the report mentioned in the previous paragraph may be presented anonymously through the "Anonymous Complaints" section under the "Contact Us" section on the HR Ratings website.

- The Compliance Officer may set the sanctions or measures to be taken on any violation or breach of the Agency's company rules committed by employees, management, board members, or shareholders, following the procedure below:

  1. When as a result of their duties of oversight or on receiving notice from any Agency employee or management, the Compliance Officer learns of any violation of the regulations applicable by any HR Ratings employee, management, shareholder, or board member, or any situation that could create a conflict of interest, the Compliance Officer will record the conduct or situation in a follow-up log, noting the date on which they learned of the act or situation.



Perito Traductor
Ma. Elena Cruces R.



**Credit
Rating
Agency**

2. The Compliance Officer will request the presence of the person involved in the conduct or situation and will give them the opportunity to make a verbal statement in their defense, which will be recorded in the follow-up log.

3. The Compliance Officer will inform the employee, management, or board member in question of the sanction or measure determined, which may consist of:

   a) Verbal reprimand
   b) Written reprimand
   c) Suspension of 3 to 10 days without pay
   d) Dismissal
   e) Any measure to resolve a potential conflict of interest

   In the case of the sanctions mentioned in points c) and d), the Compliance Officer will request the Human Resources and Material Resources Department, in writing, apply these sanctions.

   The Compliance Officer, together with the Agency's CEO and the Risk Officer, will determine the measures to resolve possible conflicts of interest.

4. The sanctions will be applied taking into consideration the *"Criteria for determining the severity of faults or violations of the Agency's company rules"* approved by the HR Ratings Board of Directors, appended hereto as **Appendix 15**.

   The above notwithstanding, the sanction may be reduced if the offender recognizes the commission of the violation and makes amends.

5. The sanctions or measures imposed will be recorded in the follow-up log, along with any information that may have been taken into account for the determination of the sanction, for example the recurrence of a certain conduct by the employee, management, or board member, or any situation that could be considered aggravating.



Perito Traductor
Ma. Elena Cruces B.


Credit
Rating
Agency

6. The Compliance Officer will ensure the offender fully understands the rule violated and the seriousness their conduct represents for the Agency, in order to avoid future recurrences.

*   The Compliance Officer, together with the Risk Officer, will impose the sanctions for serious violations of the Agency's company rules, on hearing the opinion of the independent members of the Board of Directors.

    In this case, the alleged offender may challenge the sanction imposed before the independent members of the Board of Directors within 10 business days of receiving notice of the sanction.

*   To prevent employees who report violations of the Agency's company rules from being pressured or receiving reprisals of any nature, HR Ratings will hold the name of the person that filed the report in the strictest confidence, until such time as the solution or sanction corresponding has been decided and the offender notified.

*   The Compliance Officer will conduct ongoing reviews, without prior notice, to verify that HR Ratings management and employees are in compliance with the Code of Conduct, Operations Manual, Internal Control Manual and the General Operations Plan.



Perito Traductor
Ma. Elena Cruces R.



Credit
Rating
Agency

XIII. APPENDICES

Appendix 1

Transition Matrices

The procedure employed to build the Agency's Transition Matrix incorporates as its analytical universe all the ratings assigned for each of the asset areas covered by HR Ratings; these are stored on our internal electronic system, used for the control and surveillance of the Agency's affairs.

The electronic system also provides the information necessary to build transition matrices for each asset and sub-asset category, and if necessary, by type of offering or sub-offering.

HR Ratings' analytical universe incorporates all the ratings issued from our first rating action to the most recent complete calendar month. The Agency also has the information necessary to build transition matrices for any period of time within its analytical universe.

Building Procedure

Our transition matrices are prepared considering the count of ratings assigned during a specific analysis period, for each rating level. A rating level incorporates the relative position within a rating letter grade (example: HR AA+, HR AA and HR AA-).

Each rating level, including their relative positions, is evaluated, in percentages in terms, on the basis of the evolution of each rating over the time horizon that has been determined.

The transition matrices allow us to determine the number and percentage of ratings issued by the Agency, including those with relative positions, that have been moved either up or down In addition, the transition matrices allow us to measure the accuracy and stability of our ratings.



Perito Traductor
Ma. Elena Cruces B.



HR | Credit
Ratings® | Rating
| Agency

Appendix 2

Complaints Procedure

Inputs	Activities	Products

Complaints received from:

1. Persons who have signed a service contract with HR Ratings.
2. Users of the ratings assigned by the Agency.
3. HR Ratings employees.
4. HR Ratings employees for a third party.
5. Mentioned in any newspaper, newscast or any other mass media.
6. The general public.

Verbal, written, by email, or via the "Contact Us" section on the HR Ratings website.

The Compliance Department analyzes the complaint together with the Chief Credit Officer, the Chief Operating Officer, and the Risk Officer.

↓

The Compliance Department takes the necessary measures to answer the complaint.

↓

Is the complaint anonymous?

→ **Yes** → Recorded in the complaints follow-up log on the HTRON together with the response to the complaint.

↓ **No**

The Compliance Department will respond to the complainant within 30 business days of receiving the complaint, via the same means of communication.

→

- Written response to the complainant.
- Email response to the complainant.





HR Ratings® Credit Rating Agency

Appendix 3

Report of Securities Transactions

______________ _____, _______

____

HR Ratings Compliance Officer
Present

In order to comply with the obligation set forth in Section VII.2.3 of the Code of Conduct *"Securities Transactions"*, I report below the Securities Transactions the undersigned operates as of this date and also those my spouse, partner and/or minor aged children operate, involving issuers, or entities rated by HR Ratings.

Securities Transactions operated by the undersigned

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term of one year or less	Total transaction amount and, accordingly, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that operated the transaction

Securities Transactions operated by my spouse, partner and/or minor-aged children

Full name of the issuer or company	Transaction Date	Volume, type, series, or class of Securities or debt instruments with a term of one year or less	Total transaction amount and, accordingly, term and rate	Holder of the investment (detail in the case of indirect investments)	Business name of the agent that operated the transaction



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO · ESTADOS UNIDOS MEXICANOS · MEXICO
Perito Traductor
Ma. Elena Cruces R.



HR Ratings® | Credit Rating Agency

I declare to be familiar with the guidelines, policies and control mechanisms on Securities Transactions and the use of Privileged Information contained in the HR Ratings Code of Conduct and I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest.

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

(signature)

(Name of the employee or board member)
(Position in the Agency)

Instructions:

(i) This form must be presented by all HR Ratings new hires and subsequently every six months.
(ii) This form must be presented by all employees, management, or analysts who operate Securities Transactions with any entity or company rated by HR Ratings within 10 business days of operating the transaction.
(iii) This form must be presented by the analysis personnel whose spouse, partner or minor aged children have operated a Securities Transaction with any entity or company rated by HR Ratings.
(iv) This form must be presented by all HR Ratings employees, board members, and management every 6 months, indicating the securities transactions operated.
(v) Securities Transactions are those operated directly or indirectly involving:
  a. Securities registered in the National Securities Registry
  b. Certificates of deposit, commonly known as "American Depositary Receipts" (ADRs) or similar instruments on foreign markets, representing the Securities mentioned in the previous point, or similar or analogous instruments
  c. Derivative financial instruments, provided their underlying assets are registered Securities.
  d. Bank securities representing debt on a term equal to or less than one year serviced by a bank.
(vi) The following investments are not considered Securities Transactions:
  a) Shares in mutual funds.
  b) Securities issued by the federal government.
  c) Indexed trust certificates (representing rights on securities, assets, derivatives, or other assets that seek to replicate the behavior of one or more indexes, financial assets, or reference parameters)
  d) Certificates referring to a group or basket of shares or price indexes.
(vii) Term renewable certificates for bank securities representing debt on a term equal to or less than one year serviced by a bank rated by HR Ratings, must be reported once only indicating this characteristic in the report.
(viii) An indirect transaction is one operated by an HR Ratings employee or board member through a company in which the employee or board member holds control, per the terms of article 2 of the Securities Market Law.
(ix) Attach a monthly account statement, dated nor more than three months prior, issued by the financial broker indicating the securities transaction.
(x) If neither you nor your spouse, partner, or minor aged children hold Securities Transactions in entities or issuers rated by HR Ratings, please indicate "I do not have" or "not applicable".





HR Ratings® Credit Rating Agency

Appendix 4

Report of Loans, Credits, Goods, Yields and/or Services

________________ _____, ________

____

HR Ratings Compliance Officer
Present

In order to comply with the obligation to disclose the loans, credits, goods, yields, services, or any other business relationship or dealings I have obtained or am in the process of obtaining from any financial entity or person to whom HR Ratings provides rating services, which could represent a conflict of interest for me, as outlined in the HR Ratings Code of Conduct, I report the following:

Loans or credits obtained on better-than-market conditions

Financial entity or person	Type of loan	Loan amount	Use of the loan	Term & rate	Date obtained

Goods obtained on better-than-market conditions

Entity or person	Description of the good	Market price for the good	Price at which the good was obtained	Date of purchase

Yields obtained on better-than-market conditions

Financial entity	Savings account number	Savings amount	Savings account rate	Date savings account opened



MEXICO

Perito Traductor
Ma. Elena Cruces R.



HR Ratings® | Credit Rating Agency

Services obtained on better-than-market conditions

Entity or person	Type of service	Fees charged by the Client & discount obtained	Term of the service	Date of the service

Other business relationship or dealings obtained on better-than-market conditions

Entity or person	Business conducted with the client	Benefit that would be gained on better-than-market conditions	Duration of the business	Date on which the business was finalized

Loans or credits in the process of being obtained on better-than-market conditions

Financial entity or person	Type of loan	Loan amount	Use of the loan	Term & rate	Date of loan application

Goods in the process of being obtained on better-than-market conditions

Entity or person	Description of the good	Market price for the good	Price at which the good would be obtained	Possible purchase date

Yields in the process of being obtained on better-than-market conditions

Financial entity	Savings account number	Savings amount	Savings account rate	Savings account application date

Services in the process of being obtained on better-than-market conditions

Entity or person	Type of service	Fees to be charged by the Client	Duration of the service	Date the service was requested



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO FEDERAL ESTADOS UNIDOS MEXICANOS MEXICO

Perito Traductor



**Credit
Rating
Agency**

Other business relationship or dealings in the process of being obtained on better-than-market conditions

Entity or person	Business to be conducted with the client	Benefit that would be obtained on better-than-market conditions	Duration of the business	Date on which the business was requested

I authorize HR Ratings to investigate, at its discretion, any potential conflict of interest related to this report.

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

(signature)

_____
(Name of the analyst)
(Position in the Agency)

Instructions:	
(i)	This report must be presented by newly hired analysts.
(ii)	This report must also be presented by senior analysts or analysts that have received or are in the process of obtaining a loan, credit, or service from any HR Ratings Client, provided the loan, credit, or service has been or will be obtained on better-than-market conditions.
(iii)	In addition, analysts must complete this form every 6 months, indicating the loans, credits, goods, yields, services, or any other business relationship or dealings conducted on better-than-market conditions.
(iv)	If none of the conditions contained in this Appendix apply to you, indicate "Not applicable".



Perito Traductor
Elena Cruces B.

 Credit
Rating
Agency

Appendix 5

Report of Gifts or entertainment offered

_____ ____,' _____

_____

HR Ratings Compliance Officer

Present

In compliance with the HR Ratings Code of Conduct, that all HR Ratings employees are required to report offers of gifts, goods, donations, bonuses, or entertainment received from the entities or issuers rated or in the process of being rated by HR Ratings, or from any financial authority, political party, or government or government-involved institution, I hereby inform you that I was offered the following goods or entertainment:

Characteristics of the good or entertainment offered, indicating the estimated value	Entity/issuer/authority	What is HR Ratings' relationship with the entity, issuer, authority, or political party?	Date offered	Was the gift accepted?

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

(signature)

_____
(Employee's Name)

Instructions:
- This report must be submitted to the Compliance Officer immediately.
- The Agency, its employees and board members may only accept or receive from any person with whom HR Ratings has business dealings or any of their employees, goods other than cash and whose value does not exceed US$25 (twenty-five US dollars).
- No one is permitted to receive remunerations, goods, donations, gifts, or gratifications, when these are given with the intention of influencing the decision on any rating, opinion, analysis, study, or assessment in which the Agency is involved.



Perito Traductor
Ma. Elena Cruces Bi



HR Ratings® | Credit Rating Agency

Appendix 6

Post-employment follow-up

Inputs	*Activities*	*Products*
The Human Resources & Material Resources Department is notified of the new employment taken by a former employee who had held an analyst or management position at HR Ratings. →	The Compliance Department determines whether any of the following three conditions are met: • The former employee was hired by an entity, issuer, underwriter or structuring agent rated by HR Ratings. • The former employee participated in the rating process for the entity, issuer, underwriter or structuring agent at which they are employed. • The former employee was hired by the entity, issuer, underwriter or structuring agent within 5 years after leaving HR Ratings.	
	↓	
	If these criteria are met, an "Employment Transition Report" is submitted to the SEC. →	Employment Transition Report
	↓	
	On learning of a former employee entering the employment of the entity, issuer or structuring agent, the Risk Department will review the ratings given to said entity during the 12 months prior to the last rating action by HR Ratings for the entity, issuer, underwriter or structuring agent in question. This review is to check there had been no conflict of interest. The look back review will include emails, credit analysis committee minutes related to the entity or issuer, the compilation of the credit analysis file and the rating itself.	
	↓	
	Potential conflict of interest? — No →	Look Back Review report by the Risk Officer.
	Yes ↓	
	The Risk Officer will ask the Operations Department to open a re-rating process within 15 calendar days. If this time cannot be met, a press release will be issued stating there is a potential conflict of interest regarding the rating in question and that this rating has been put on review or surveillance. →	Press release, where applicable. New rating or confirmation of the rating.



Perito Traductor Ma. Elena Cruces R.



HR Ratings® | Credit Rating Agency

Appendix 7

Disclosure of conflicts of interest

_______________ _____, _______

____

HR Ratings Compliance Officer

Present

In compliance with that established in Chapter VII *"Conflicts of Interest"*, Section VII.3 *"Disclosure of conflicts of interest"* in the HR Ratings Code of Conduct, I hereby inform you of the following situation that could generate a conflict of interest:

____

____

____

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

____

Name of the employee, shareholder, or board member reporting the potential conflict of interest

c.c. HR Ratings CEO
HR Ratings Risk Officer

Instructions:
(i) This form must be presented by any employee with knowledge of any situation, their own or another that could generate a potential conflict of interest under the terms of Section VII "Conflicts of Interest" in the HR Ratings Code of Conduct.
(ii) In general terms, any situation must be reported, usually economic or personal, that would presume an intention to influence the judgment of an individual, and which could unduly influence objective, fair and independent decision making.



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO FEDERAL · ESTADOS UNIDOS MEXICANOS · MEXICO

Perito Traductor
Ma. Elena Cruces R.



Credit Rating Agency

Appendix 8

Report of the employment and/or positions held by family members

_____________ ____, _______

____

HR Ratings Compliance Officer

Present

In compliance with the HR Ratings Code of Conduct, in relation to the obligation of employees and board members of this rating agency to disclose whether their spouse, partner, or any blood relative to the second degree holds any management or senior management position in any entity or issuer rated by HR Rating, I hereby state as follows:

☐ Neither my spouse, nor my partner, nor any blood relative of mine to the second degree holds any management or senior management position in any entity or issuer rated by HR Ratings.

☐ My (indicate relationship), name, has held the position of_____________, since______at the following entity or company rated or in the process of being rated by HR Ratings: ______ ______, and performs the following activities___________:

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely

(signature)

____

(Name of the employee or board member)
(Position in the Agency)

Instructions:

(i) This form must be presented by new hires and by any employee or board member with a family member that meets the condition indicated in the first paragraph of this form.
(ii) In addition, all analysts must complete this form every 6 months, indicating the positions held by their blood relatives to the second degree in any entity or issuer rated by HR Ratings.
(iii) The familial relationship to the second degree includes the parents, children, grandparents, siblings and grandchildren of the employee or board member.



TRIBUNAL SUPERIOR DE JUSTICIA DEL D.F. ESTADOS UNIDOS MEXICANOS - MEXICO -

Perito Traductor
Ma. Elena Cruces R.



Credit
Rating
Agency

Appendix 9

Handling of potential conflicts of interest

Inputs	Activities	Products

1. Semiannual reports received on HTRON:
- Securities Transactions
- Loans, credits & Services (analysis)
- Employments and/or positions held by relatives
- Own positions with issuers, financial entities and other companies

2. Event reports:
- Securities Transactions
- Loans, Credits & Services (analysis only)
- Gifts (analysis)
- Employments and/or positions held by relatives
- Positions held in issuers, financial entities & other companies
- Request for approval to work outside HR Ratings
- Own and other conflicts of interest

3. Evidence of a potential conflict of interest resulting from the audit and oversight tasks of the Compliance Department.

Compliance reviews the reports on HTRON and checks weekly there are no reports pending verification.

Potential conflict reported? — No → Backup of the report on HTRON.

Yes ↓

Analyzed by the Compliance and Risk Officers and the CEO, and the legal counsel where necessary.

Is there a potential conflict? — No → The situation is documented in the Report of potential conflicts of interest and the Incident report, with the respective Appendix.

Yes ↓

Pertinent measures are taken to mitigate the potential conflict.

Violation of any company rule that merits sanction? — No

Yes ↓

The Compliance Office sets the sanctions, taking into consideration the Criteria for determining the severity of the breach. The Risk Department will be involved in the case of serious violations, hearing the prior opinion of the independent Board Members.

→ Recoded in the sanction follow-up log

→ Sanction notice



Perito Traductor
Page 59 of 70 Elena Cruces Ri

 **Credit Rating Agency**

Appendix 10

Technical Quality

The employees and management involved in the rating process for entities, issuers and/or operations must meet the following, according to their position:

ANALYST:

- Hold a degree in Engineering, Finance, Economics, or similar
- Technical expertise of the position
- Knowledge and understanding of the methodologies, given the type of ratings in which they participate, they apply.
- Necessary knowledge to evaluate and effectively process relevant information related to the credit quality of an entity or issuer (Qualitative analysis)
- Experience or knowledge needed to understand the models and inputs contained in the models that are part of the methodologies (Quantitative analysis)
- Understanding of factors such as: geographic localization, sector, industry and regulatory framework for the ratings in which they participate
- Proactive
- Attention to detail, precision, able to follow up on processes
- Problem solving
- Ability to think like an analyst
- Teamwork
- Discretion with delicate information
- Ability to communicate effectively both verbally and in writing
- Active participation and collaboration in teams

ASSOCIATE ANALYST

All of the above and:

- Ability to anticipate problems and prevent or minimize their impact
- Time and self management
- Ability to multitask
- Ability to develop and foster effective and professional work relationships
- Leadership and initiative
- Ability to work with minimum supervision
- Ability to delegate
- Ability to analyze, understand, evaluate and form opinions on relevant topics



Perito Traductor
Elena Cruces



Credit Rating Agency

MANAGER

All of the above and:

- Ability to work on special projects
- Support the Director in the management of the department
- Ability to provide direction and support for analysts and associates
- Full understanding of the methodologies relevant to their area
- Ability to supervise the work of others on assigned projects
- Thorough knowledge of the clients and matters in their area
- Multicultural perspective
- Able to adapt to change
- Negotiation skills
- High level of English
- Ability to integrate operations in other countries
- Demonstrated skills in leading meetings and presenting to key executives and Senior Management
- Minimum 4 years experience in credit or economic analysis

DIRECTOR

All of the above and:

- Full understanding of all the Agency's rating methodologies
- Problem solving
- Ability to manage projects assigned and to meet deadlines
- Ability to share and express opinions
- Ability to provide direction and support for lower level personnel

ASSOCIATE DIRECTOR

All of the above and:

- Strong experience and analytical expertise in the sector
- Ability to set priorities
- Decision making
- Conflict resolution
- Ability to coordinate and ensure the project/work/product is completed
- Ability to manage and foster relations, both in and outside the Agency
- Ability to train and develop personnel to take on responsibilities



Perito Traductor
P...6 Elena Cruces B.



Credit Rating Agency

CHIEF CREDIT OFFICER

All of the above and:

- Ability to manage business through dedicated professional experience
- Analytical leadership
- Business development
- Ability to resolve complex problems
- Knowledge of the competition
- Management and leadership



Perito Traductor
Lic. Elías Cruces B.



HR Ratings® | Credit Rating Agency

Appendix 11

Sworn Statement
(Upstanding character)

________________ ____, ________

____

HR Ratings Compliance Officer
Present

I, <u>(name of the undersigned)</u>, of my own free will and to accredit that I am of sufficient upstanding character to be able to participate in HR Ratings' rating processes, as per the terms of the Fourth of the General Provisions applicable to credit rating agencies, and that I will perform my duties with integrity and honesty, hereby declare on solemn oath as follows:

I. That I am not nor have I been subject to criminal prosecution for a felony or property offense punishable by prison, and that if this were the case, that the matter in question was concluded with my acquittal.

II. That I am not nor have I been subject to administrative investigation proceedings or hearings before the Mexican Banking and Securities Commission for serious violations of Mexican or foreign financial laws, or before any other Mexican supervisory or regulatory financial authority, or that of any other country, and that if this were the case, that the matter in question was concluded by final decision or agreement expressly exonerating me.

III. That I have not been declared into civil or commercial bankruptcy, and that if this were the case, that the matter in question was closed on the causes given in Article 262 of the Bankruptcy Law, or in the case of civil bankruptcy, on having paid all creditors in full or entering into agreement with these, as provided for by local law.



Perito Traductor
Ma. Elena Cruces R.



HR Ratings® | Credit Rating Agency

The undersigned authorizes HR Ratings to verify, at its discretion, the statements made herein with the corresponding authorities.

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

(signature)

____
(Name of the analyst)
(Position in the Agency)

Instructions: This form must be presented by all analysts and endorsed every 6 months.



TRIBUNAL SUPERIOR DE JUSTICIA DEL D.F. ESTADOS UNIDOS MEXICANOS · MEXICO ·

Perito Traductor
Ma. Elena Cruces R.



**Credit
Rating
Agency**

Appendix 12

Report of employment and/or positions with issuers, financial entities and other companies

_____ _____, _____

HR Ratings Compliance Officer

Present

In order to comply with the obligation to disclose any employment or position I hold or have held through this date, as outlined in the HR Ratings Code of Conduct, I, _____,

holding the position of _____ at HR Ratings, state as follows:

☐ I do not hold or serve in any employment or position with any issuer, entity, or company.

☐ I hold the following employment(s) or position(s) in the following company/companies:

Issuer, entity, or company	Employment or position (indicate your duties)	Start date	Duration of the position

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

(signature)

(Name of the employee or board member)
(Position in the Agency)

Instructions:
(i) New employees must present this form. The foregoing is without prejudice to HR Ratings employees who must request the authorization of the Agency's Compliance Officer, to conduct any of the activities mentioned in section IX of the HR Ratings Code of Conduct, in accordance with the form contained in Appendix 10 to the Code of Conduct.
(ii) In addition, all employees and board members will complete this form every 6 months, indicating their activities or positions outside of HR Ratings.



Perito Traductor
Ma. Elena Cruces Bi



Credit
Rating
Agency

Appendix 13

Request for approval to work outside of HR Ratings

————————— ——— ————————

_____

HR Ratings Compliance Officer

Present

In order to comply with the obligation outlined in section IX "Outside Activities" of the Code of Conduct of HR Ratings de México, S.A. de C.V. (HR Ratings), I hereby inform you that it is my intention to enter the employ and/or to engage in the following activity outside of HR Ratings:

Company, entity, or institution: _____

Position: _____

Activity: _____

Given the above, I hereby request your approval to engage in the activity and/or take the position mentioned above.

I also authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

(signature)

_____
(Name of the employee, shareholder, board member, management or analyst)
(Position in the Agency)

Instructions:
This form must be presented by employees that intend to take any position, or provide any service, paid or unpaid, outside of HR Ratings.



Perito Traductor
Ma. Elena Cruces B.



Credit Rating Agency

Appendix 14

Report of illicit or unethical conduct, situations or activities

______________ ____, _______

____

HR Ratings Compliance Officer

Present

I hereby inform you of the following conduct, situation, or activity that is illicit, unethical, or violates the principles outlined in the company rules, accordingly, in order to comply with the terms of the HR Ratings Code of Conduct:

____

____

____

I authorize HR Ratings to disclose the information contained in this report to the institution's regulatory authorities, both local and foreign, who may request this type of information within the sphere of their authority.

Sincerely,

(signature)

____

(Name of the employee, management or board member)
(Position in the Agency)



Instructions:

(i) This form must be presented by HR Ratings employees, management and/or board members upon learning of the illicit or unethical conduct, situation, or activity.

(ii) This type of report may also be submitted verbally or anonymously, through the anonymous complaints section contained in the "Contact Us" section on the HR Ratings website.

TRIBUNAL SUPERIOR DE JUSTICIA DEL ... ESTADOS UNIDOS MEXICANOS ... MEXICO

Perito Traductor
Elena Cruces R.



Credit Rating Agency

Appendix 15

Criteria for determining the severity of faults or violations of the Agency's company rules

Types of faults or violations

- Of policies on Independence and Conflicts of Interest
- Of policies to prevent the misuse of Non-Public, Confidential, or Privileged Information
- Of policies, in general, contained in the Manuals

Sanction according to the severity of the fault or violation

Severity	Sanction
Minor	Verbal reprimand
Moderate	Written reprimand
Serious	Suspension
Very serious	Dismissal

Any fault or violation of the Agency's company rules merits a verbal reprimand. In addition, any serious fault or violation will have a negative impact on the performance evaluation.

Assessment of the fault or violation (severity)

The severity of the fault or violation will take into account the level of priority assigned to each of the obligations and responsibilities contained in the *"Matrix to validate the internal control system"*, so that the higher the priority, the stronger the sanction of the fault or violation.

Priority	Severity of the fault or violation
Very high	Very serious, serious or moderate
High	Serious or moderate
Medium	Moderate or minor

The following aggravating factors will be taken into account to determine the severity of the fault or violation:

Aggravating Factor	Severity
There was intent (the person knowingly acted with the intention of committing a violation)	Very serious
There was a personal gain or for a third party	Very serious
The Agency's image was damaged	Serious or very serious
An impact was caused on a rating	Serious



JUSTICIA DEL ... ESTADOS UNIDOS MEXICANOS ... MEXICO
Perito Traductor
Ma. Elena Cruces R.



HR Ratings® | Credit Rating Agency

The violation was hidden	Moderate or Serious
Recommendations were not followed	Moderate or Serious
Recurrence	Moderate or Serious

Note: The sanction may be reduced if the offender recognizes the commission of the violation and makes amends.



Perito Traductor
Ma. Elena Cruces B.



Credit
Rating
Agency

______________ ____, _______

I, ________________________________, state that I have read, understood and initialed the whole of the HR Ratings "Code of Conduct" in effect and that I agree to be bound to its content. In addition, I am obliged to endorse this Code semiannually along with any updates, via the Agency's electronic system.

____

(signature)



TRIBUNAL SUPERIOR DE JUSTICIA DEL DISTRITO FEDERAL
ESTADOS UNIDOS MEXICANOS
MEXICO

Perito Traductor
Ma. Elena Cruces R.

Code of Conduct

****

Lic. Ma. Elena Cruces Ramírez, Perito Traductor autorizado por el H. Tribunal Superior de Justicia del Distrito Federal de acuerdo con el Boletín Judicial de fecha 14 de octubre de 2015, Acuerdo 55-37/2015, certifico que la anterior traducción del idioma inglés contenida en 70 páginas es fiel y completa según mi leal saber y entender.

México, D.F., a 08 de noviembre de 2017.
****



Perito Traductor
Ma. Elena Cruces R.